

Mail Stop 4628

October 4, 2017

Ivor M. Ruste
Executive Vice-President & Chief Financial Officer
Cenovus Energy Inc.
2600, 500 Centre Street S.E.
Calgary, Alberta, Canada T2G 1A6

>   **Re: Cenovus Energy Inc.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2016**
>   **Filed February 16, 2017**
>   **Response dated September 29, 2017**
>   **File No. 001-34513**

Dear Mr. Ruste:

We have reviewed your September 29, 2017 response to our comment letter and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to comment in our September 27, 2017 letter.

Supplementary Information-Oil and Gas Activities (Unaudited)

Oil and Gas Reserve Information, page 3

1.   We have read your response to our prior comment. In this regard, we note the illustration of your proposed future disclosure relating to an explanation for the revisions in the prior estimates of your reserves does not include the net quantities of reserves corresponding to separate, unrelated and offsetting factors, e.g. downward changes due to commodity prices and the upward changes from reduced royalty rates. Furthermore, your response and illustration appear to omit an explanation of the changes in reserves for the fiscal year ended December 31, 2015.

We reissue our prior comment noting that your explanation should identify and quantify the changes in the net quantities of reserves attributable to separate unrelated factors, including offsetting factors, so that the overall change in net reserves is fully explained. Furthermore, your disclosure should be expanded to include the changes in total proved reserves for each fiscal year presented to comply with FASB ASC 932-235-50-5.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comment. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources